NovaGold Resources Inc.

April 9, 2009

Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re: NovaGold Resources Inc. ("NovaGold or the Company")
Staff Comments dated March 10, 2009 regarding
Form 40-F for Fiscal Year Ended November 30, 2007
Filed March 4, 2008
File No. 1-31913

Dear Mr. White:

We write in response to your letter dated March 10, 2009 in connection with the review of the above-referenced annual report on Form 40-F (the "2007 40-F"). For reference purposes, we have included your original questions and noted our response in the same order as was originally quoted in your letter.

Form 40-F for the Fiscal Year Ended November 30, 2007

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies

1. ***We have reviewed your response to prior comment 3, in which you provide the results of 4 undiscounted cash flow models used to analyze the Galore Creek assets as of November 30, 2007 for impairment. The values resulting from these models range from negative $429 million to positive $4.4 billion. Given the considerable range in net cash flows resulting from these models, please expand on your previous response to identify the factors and assumptions driving such dramatic differences in net cash flows. For example, we note the Historical 3 year average model used a significantly higher price for copper than the other 3 models, which may have resulted in the larger value. However, it is unclear from your response whether differences in other assumptions contributed to the differing cash flows calculated by each model. We also note your statements that certain models used outdated capital expenditures and operating cost estimates. To further our understanding of the differences between the 4 models, please identify the primary assumption or other factors causing the differences in calculated results from each model and why you decided to assess a 25% probability to each scenario. In your response, please address how the 4 models incorporated the likelihood of the possible outcomes considered by management.***

Background and Analysis

The Company utilized one working model to calculate undiscounted cash flows. The model had been based on the feasibility study prepared by Hatch Ltd. dated October 31, 2006 adjusted for updated capital cost and operating cost as estimated by AMEC in December 2007. The most updated information was used at the time to create the working model and the possibility of outcomes was dependent only on forecasts for commodity price for gold, copper and silver and the Cdn/US exchange rate. Four scenarios were identified as probable outcomes. Each scenario employed different views on long term gold, copper and silver prices and foreign

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exchange. Three scenarios incorporated views on consensus long term commodity prices and foreign exchange and the fourth scenario was a historical 3 year average look back. Each of the first three scenarios estimated long term assumptions by the respective parties: AMEC, Galore Creek resource modeler and NovaGold. Along with the historical 3 year average, a total of four scenarios were reviewed. A probability of 25% was equally assigned as, in the opinion of management, each scenario had similar probability weighting of being accurate in its long term commodity price and foreign exchange rate forecasts. All of the scenarios utilized long term commodity price forecasts which were significantly lower than current market prices at the time.

2. ***On a similar note, you state in your response to prior comment 3 that the undiscounted cash flow models used in your analysis did not take escalation or inflation of capital expenditures and operating costs into consideration. Tell us why you believe a static projection of cash flows is appropriate under Canadian and U.S. GAAP in analyzing your properties for impairment.***

Background and Analysis

The Company had been receiving information from AMEC that capital costs and, to a lesser extent, operating costs were increasing dramatically but had not been provided with adequate reconciliations to determine the full accuracy of the estimates and what the true causes were. The Company employed the largest capital cost and highest operating cost estimates provided by AMEC in the working model for its undiscounted cash flow determination. The Company felt that it had utilized the most conservative cost figures known at the time even though it had not been able to verify the increases. As the construction cost estimates were very high, and the metals prices being used for revenue calculations were significantly lower than prevailing prices, the Company felt it was inappropriate to further escalate or inflate the costs in the working model. The base case from AMEC used copper prices more than 50% below the then current prices.

As disclosed in the Company's October 2006 Galore Creek feasibility study, capital expenditures estimated by Hatch Ltd., totaled US$1.8 billion or C$2.23 billion. AMEC's subsequent review, incorporating a longer construction timeline and increased mill throughput, estimated capital expenditures to be upwards towards US$4 billion or C$5.2 billion at the end of 2007.

3. ***We note your disclosures in the Form 40-F for the fiscal year ended November 30, 2008 stating no impairments were required for the Galore Creek assets as of November 30, 2008. Furthermore, you have stated that although construction costs have declined, a 50% drop in copper price combined with current market conditions have caused management to keep the Galore Creek project on care and maintenance until market conditions become more favorable. Considering the changes in management's plan for development of the property and related market conditions, tell us how your impairment analysis results have changed since your analysis performed as of November 30, 2007. In your response, please address how your impairment analysis as of November 30, 2008 has taken into consideration the numerous alternative development approaches completed by the leadership team as well as the "go-forward plan" that management had expected to release in the fourth quarter of fiscal year 2008.***

Background and Analysis

Since the analysis performed as of November 30, 2007, although actual copper prices have reduced from over $3/lb to just below $2/lb, long term consensus copper prices have increased (from about $1.50/lb to $1.75 to $2.00/lb) and cost of capital projects have decreased and the US dollar has strengthened, all beyond expectations from a year ago. Each of these changes has improved the projected net cash flows of the Galore Creek project. The project has been kept on care and maintenance due to current market conditions where unprecedented failures in the financial sector has significantly reduced the Company and its partner's ability to equity or debt finance its projects. We believe this is not permanent but we are uncertain as to the timing of

when the markets will improve and thus, the Company believes that keeping the project on care and maintenance, instead of advancing the project's development, is financially prudent given current known market conditions. The Galore Creek Mining Corporation had been working on optimization alternatives for the project and given market uncertainties the Partners have advised to temporarily suspend its optimization work on "go-forward plans" until further advised and thus, no "go-forward plan" was released in the fourth quarter of fiscal year 2008.

Note 6 – Power project development costs, page 27

4. ***In your response to our prior comment 7, you state the power generation and transmission rights are considered a capitalized cost of the Galore Creek project. We understand these rights were acquired in order to facilitate the construction of a power transmission line from the Galore Creek project to the BC Hydro power grid. It is also our understanding from your Form 40-F as of November 30, 2006 disclosures and your response dated May 11, 2007 to our comments related to that filing that you classified and accounted for these rights as intangible assets under Canadian and U.S. GAAP. During fiscal year 2007, you have reclassified these intangible assets as tangible assets within the pre-construction costs for Galore Creek recorded within the property, plant and equipment line item on the balance sheets as of November 30, 2007 and 2006. We also note that during fiscal year 2008, you have reclassified these assets to mineral properties, as detailed in the $58.7 million difference between the mineral rights properties balance as reported in your Form 40-F as of November 30, 2007 versus the same balance as of November 30, 2007 reported in note 2 on page 10 of Form 40-F as of November 30, 2008. The further reclassification of this balance to mineral properties is unclear to us. In addition, no changes in fact or circumstances during fiscal years 2007 and 2008 to support these reclassification have been identified or discussed in your disclosures. Please tell us why you continue to reclassify these amounts each fiscal year.***

Background and Analysis

The power generation and transmission rights were acquired to gain access to power from the BC Hydro power grid for the Galore Creek project as no power infrastructure currently exists at the site or the surrounding area.
When the Galore Creek Partnership was formed effective August 1, 2007, we believed that the costs associated with the pre-construction activities of the project should be capitalized to Galore Creek. Our accounting policy identifies the power transmission rights as an intangible asset and for clarity we believed the intangible should be part of the construction in progress costs for the project and thus classified as property, plant and equipment. See reference to note 2 in our financial statements for the year ended November 30, 2007 where "Intangible assets consist of power generation and transmission rights acquired by the Company upon the asset acquisition of Coast Mountain Power Corp.".

We re-evaluated the presentation in the financial statements for the year ended November 30, 2008 and felt that the intangible asset would be better disclosed in mineral properties versus in property, plant and equipment. We believe that the disclosure in the November 30, 2008 statements is accurate.

5. ***On a related matter, in note 5 to the financial statements as of November 30, 2008, you discuss the sale of NovaGreenPower subsidiary to AltaGas Ltd. Tell us whether the power generation and transmission rights acquired upon the asset acquisition of Coast Mountain Power Corp. in 2006 were included as part of the assets sold to AltaGas Ltd. in 2008. If not, please specifically identify the location of the transmission rights and related assets that were included in the sale. It may be helpful top provide a map as part of your response.***

Background and Analysis

When the Company acquired Coast Mountain Power Corp. ("Coast Mountain") it also had an uneconomic feasibility study on the Forrest Kerr run-of-river hydro project. We did not allocate any of the purchase price to the Forrest Kerr project as its feasibility study indicated that it was not feasible at that time and the primary purpose for the acquisition was the rights to access power for the Galore Creek project, which we identified as a separate asset from Forrest Kerr. When, on August 1, 2007 the transmission rights were transferred to GCMC, the Forrest Kerr business (Coast Mountain) retained a back-in right of access if a power line was built utilizing or benefitting from the transmission rights. We sold Coast Mountain with Forrest Kerr and Coast Mountain's other early-stage run-of-river generation projects to AltaGas Ltd. ("AltaGas") in July 2008. As part of the sale, AltaGas also wanted the power generation and transmission rights that had been transferred from Coast Mountain to the Galore Creek Partnership. GCMC and Teck Cominco Limited entered into two contemporaneous independent agreements to return the rights to Coast Mountain in exchange for a back-in right (similar to that previously granted to Forrest Kerr) to use the transmission line if AltaGas built one in the future. The agreement also provided that GCMC would be able to build its own power line for the Galore Creek project using the power generation and transmission rights if AltaGas decided not to proceed with the construction of the transmission line. Teck and NovaGold are not related parties. Teck received no compensation from AltaGas or NovaGold for participating in these agreements as they were satisfied that the rights of value had been retained by the Galore Creek project.

Because the Galore Creek project still maintains a right to access power for the project, the Company has kept the intangible asset recorded on its statements at November 30, 2008.

Closing Comments

NovaGold acknowledges that:

- NovaGold is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- NovaGold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-669-6227.

Sincerely,

NOVAGOLD RESOURCES INC.

Robert J. (Don) MacDonald
Chief Financial Officer

cc: Rick Van Nieuwenhuyse, President and CEO
Robert Wooder, Blake, Cassels & Graydon LLP
Kimberley R. Anderson, Dorsey & Whitney LLP